Exhibit 99.2

Brookfield Asset Management Inc.

Letter to Shareholders

Overview

The first quarter of 2014 started off with good momentum in all of our operations. We were particularly pleased with the continued growth in fee revenues, as well as the results in our renewable energy operations. The financial results reflect strong earnings growth in our core businesses year over year; however the impact of this on our overall performance was understated due to several cyclical private equity investments having particularly strong results in the comparable period last year.

Looking forward for the year we expect to generate favourable growth in virtually all of our businesses in terms of operating results. This should lead to continued value appreciation for clients and shareholders.

Operations

During the quarter, fee bearing capital under management increased by $4 billion. Fund flows to real assets continue to be strong for our listed entities, our private funds and our public market equities mandates. Total assets under management and fee bearing capital are currently as follows:

As at March 31, 2014 (US$ billions)	Total Assets Under Management	Fee Bearing Capital
Listed Entities
Property	$92	$17
Renewable Energy	17	10
Infrastructure	12	9

Private Funds
Property	18	12
Infrastructure and Energy	17	11
Private Equity	13	3

Public Markets
Infrastructure equities	5	6
Real Estate equities	3	3
Fixed income and other	13	13
	$190	$84

We completed the tender offer for Brookfield Office Properties (BPO) and are now in a position to complete the merger with Brookfield Property Partners (BPY) during the second quarter. This transaction is a major step forward in the evolution of BPY, and results in the issuance of $3.5 billion of BPY units, including $2.8 billion that were already issued in the first quarter.

We have four private funds in marketing with a target of more than $2 billion of third party capital. Investor interest in these funds is extremely strong, so we expect to be oversubscribed.

Our listed infrastructure securities teams continued to receive large net amounts of new capital. During the quarter net funds of $1 billion were received into our separate accounts and pooled mandates in the U.S., Canada or Europe. We also recently filed a new closed-end fund for income securities in Canada which should close in the second quarter.

Asset management income on an annualized basis, based on current capital in place, exceeds $1.0 billion. This amount includes nearly $700 million of base fees and other fee revenues which we receive on a regular basis, and $350 million of target carried interests that accrue from our funds in place based on their target returns. The target carried interests accumulate based on expected investment performance but are received irregularly as we monetize assets and return capital to investors. For example, during 2013 our estimated target carried interest was $375 million but we actually received $565 million.

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We have continued to invest substantial amounts of capital from our flagship private funds. Our $4.4 billion flagship Property Fund is over 60% committed, our flagship $7 billion Infrastructure Fund is nearly 50% committed, and our latest Private Equity Fund is close to 80% committed. These levels of investment and the volume of transactions under review should enable us to launch new funds in each of these strategies within the next 18 months.

We continue to be focused on investing capital along three themes: 1) Brazil, China and India and the opportunities available due to lack of investment capital in these markets; 2) Europe and the continued recapitalization of good businesses without strong access to capital; and 3) commodity producers and opportunities around the disruption caused by a reduction in capital available.

We invested or committed to invest $6 billion of capital during the quarter in a number of attractive investments that allowed us to grow within our existing businesses and regions, but to also carefully expand our operations in China and India, as well as make further investments into industrial properties, district energy systems and toll roads.

As part of our strategy of investing in Europe, we acquired $1 billion of debt in a Spanish real estate company. Instead of converting the debt to equity, we were repaid at par, which led to a profit on this investment over the past five months of ±$150 million for our Opportunity Fund.

We announced plans to acquire a large port in the New York/New Jersey area during the quarter, following on a $350 million investment in one of Los Angeles’ biggest ports. We also committed to invest $900 million in a port and rail road network in Brazil late last year, and agreed to acquire district energy systems in Seattle, Las Vegas and Chicago in the quarter. Following these acquisitions, we will operate district energy systems in six major North American cities, and expect to build out these networks by adding new clients organically.

Our renewable energy business benefitted from higher electricity prices for uncontracted generation. We continue to believe the long-term trends for renewable energy are extremely favourable. Prices were up substantially in our markets due to weather, but also as a result of gas constraints and the beginnings of the effect of lack of investment in electricity infrastructure which will take hold over the next 10 years. During the quarter, we commissioned a new $200 million hydroelectric facility in B.C., closed two previously announced hydroelectric acquisitions totalling more than $500 million, and moved forward with a $1 billion investment in Irish wind facilities and development projects.

In conjunction with the privatization of BPO, we expect to sell up to $2 billion of real estate properties over the next 18 months, consistent with our strategy of monetizing stabilized assets and redeploying capital into assets that will benefit from our operating capabilities. We expect to achieve this goal in part by selling partial interests to our institutional clients, who are seeking investments in high quality assets such as these.

BIC Markets

Each of Brazil, India and China are undergoing an economic slowdown and many are questioning the long-term sustainability of investing in these countries. Our view is that this period of disruption is nothing more than a normal slowdown which regularly occurs in all economies. As a result, we believe that these markets offer us opportunities which have generally not been available to us before; as capital has been freely available in these markets and we were therefore not often able to generate risk adjusted returns compared to investments in our more established operations.

We are very positive about our ability to invest capital from our latest round of funds in these countries on a value basis. We expect that years from now this period will be viewed merely as a time of economic consolidation in these countries. Furthermore, we have now matured our organization to be in a position to respond to and efficiently execute transactions in these markets and our global brand attracts an increasing number of investment opportunities in these regions.

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The main reason for our positive attitude on these markets is that we fundamentally believe the factors that have allowed these economies to thrive over the past 20 years continue to be in place. These factors include low labour costs, a booming middle class, massive investment into infrastructure, the lowering of global tariffs, improving governance of companies and countries, and technological advancements that have allowed the world to globalize. These forces have enabled the “emerging” world to grow at ±6%, which is more than twice that of “western” countries.

The above factors have brought millions out of poverty and into the middle class. Enormous wealth has been created and it is being put back to work in these countries, allowing them to expand productively. We believe that nothing has changed in this regard and are therefore using this pause in these markets to establish ourselves for decades to come. This is very exciting for our franchise because as we look out, we have only begun to scratch the surface for investment in these markets.

The rest of the story of these markets is simple math. Infrastructure globally requires an estimated investment of over $50 trillion in the next 20 to 30 years, merely to keep up with growth. The emerging markets represent half of this amount and as the world adds another billion people into urban locations, the opportunities to invest will be substantial.

No country (or company) in the world is without its challenges. The real trick in investing is to separate countries (or businesses) which have fundamental flaws, from those with strong fundamentals and issues that can be solved over time. We believe Brazil, India and China fit into the latter category.

Recently this has led us to acquire a stake in a first class portfolio of office and retail property assets in central Shanghai; commit to acquire an interest in VLI, a leading port and rail logistics operator in Brazil; take over management of an Indian Real Estate Fund which had underperformed; and we are in the midst of acquiring an 8 million plus square foot portfolio of office buildings in India. We believe the above transactions, with gross enterprise value of ±$4 billion, are only the thin edge of the transaction pipeline for our funds, and therefore look forward to much more in each of these markets.

Organic Growth of our Business

We often write about our new acquisitions but seldom about the capital that is invested in the organic growth of our businesses. This is largely because these investments are ongoing and are not monumental on an individual basis. Having said that, over the course of a year, we invest many billions of dollars in this fashion, and it is important to note that returns on this capital are often far higher than new investments. Here are a few examples:

Australian Rail Expansion – In our infrastructure operations, we own 5,100 kilometres of rail tracks which serve as the backbone transportation network in Western Australia. In 2010, we identified a number of new customers that could utilize our network as they expanded their operations. We negotiated five new contracts which led us to invest approximately $600 million of capital in our tracks, to ensure they could handle heavier loads. The system is now fully upgraded and the project was completed on budget. The incremental cash flows on the system were around $150 million annually, with most of this coming from take-or-pay contracts. The returns were 25% cash on cash on an unlevered basis and we were able to complete a U.S. private placement on the entire business last year for $1.2 billion with a fixed rate 6% coupon. If we assume we financed 50% of this upgrade with debt then our return on equity of this incremental investment is over 30%, an exceptional result.

Perth – Brookfield Place – In 2008, we launched construction of the 1 million square foot office complex called Brookfield Place – Perth. This property is 75% leased to BHP and is now the centre of downtown Perth, with bars, restaurants and retail stores. During construction, we recognized that this project would be extremely successful, so we acquired the adjacent land parcel. We then rezoned the site and worked to integrate another tower into our development. Earlier this year, we launched construction of a second ±350,000 square foot tower which will cost $250 million to build and should generate a $20 million annual unleveraged cash return when complete. The going in yield will be approximately 8% and should lead to a leveraged IRR in the 20’s. This is far in excess of the returns that any investor would obtain from purchasing a building in this market, with little more risk for us because of our significant operating presence in Perth. Furthermore, the brand recognition that this project has developed for us in Perth has been instrumental to our franchise as we just completed construction of a $2.5 billion hospital for the Government of Western Australia, and recently became the preferred bidder for a new stadium in Perth.

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Ala Moana Expansion – Through General Growth Properties, we own one of the highest quality malls in the United States, which is called Ala Moana. Located in Honolulu, this shopping centre is over 2 million square feet. In 2012, we purchased the Sears outlet at this location so we could rework the centre. The Sears store is now demolished and an extension of the luxury wing is being created with a new Bloomingdale’s and a relocated Nordstrom. The entire renovation is expected to cost ±$700 million. Upon completion in 2015, our net cash flow from the extra square feet should generate at least an 8% return on the cost. Given that these types of centres are valued in the 3% to 4% cap rate range, this investment represents well over $1 billion of incremental value, and the positive spill-over effects on the rest of the mall should generate additional returns.

Toll Road Expansions – In two transactions in 2012 and 2013, we acquired 49% of Arteris, an owner of over 3,000 kilometres of toll roads in Brazil. The attraction of this company was not only that it owned a very high quality installed base of toll roads, but that it also had the ability to organically invest additional capital at attractive returns in the future as we expand the network. We are now investing almost $1 billion annually into new roads and we expect the returns on capital to be ±15%. Furthermore, given the need for transportation infrastructure upgrades throughout Brazil, we believe that this business can continue to grow over many years to come, and therefore significant capital can be invested by us at very good returns.

British Columbia Hydroelectric Project – We recently completed construction and commenced operation of a new-build run-of-river hydroelectric facility on the Kokish River in western Canada with our partners, the Namgis First Nation. The facility has installed capacity of 45 megawatts. Total cost for the project came in line with our budget at $200 million and the project entered commercial service in April 2014. The facility has a 40-year power contract with BC Hydro and is expected to generate equity returns in line with our development targets of 17% to 20%.

Renewable Energy Marketing

Our renewable energy operations consist of two components. The first component is our 65% share ownership of Brookfield Renewable Energy Partners (BREP) which owns more than 215 generating facilities and is listed on the Toronto and New York stock exchanges. The second component is our power marketing operation, which is less well known and which we highlight below.

BREP operates one of the largest publicly traded, pure-play global renewable power platforms. This portfolio, primarily hydroelectric, totals approximately 6,000 megawatts of installed capacity and is diversified across 71 river systems and 12 power markets in the United States, Canada and Brazil. We operate the facilities through our three regional operating centres located in the United States, Canada and Brazil. In total the portfolio consists of 203 hydroelectric generating stations and 11 wind energy facilities which collectively generate nearly 23,000 gigawatt hours of electricity annually based on long-term averages.

Our power marketing operation markets the power generated by BREP’s North American power facilities.  To conduct these activities, we employ 120 people who operate and market power in 11 jurisdictions. We attempt to maximize the value of our power through optimization of water storage and the sale of merchant power at peak times, or by entering into long-term contracts for this power at our estimate of the electricity price which is required to support the investment in new-build power generation facilities in a given market. For facilities where BREP owns power without contracts, we act as sales agent for BREP, and BREP earns the upside and downside of pricing.  In addition, we have entered into long-term contracts with BREP for certain power whereby we (BAM) guarantee the price to BREP. Currently this relates to approximately 8,500 gigawatt hours of annual generation.

In 2011, in order to launch BREP with a stable cash flow profile, we provided BREP with these contracts whereby we acquired energy, capacity, and all energy-related products for a fixed $75 per megawatt hour. This, of course, exposes us to the risk of lower prices, but also enables us to benefit from price increases. In the meantime, these arrangements provide BREP with increased cash flow stability.

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Approximately 3,000 of the 8,500 gigawatt hours of the power we currently purchase from BREP are already sold at a profit under long-term contracts. We have been selling the remaining generation into the short-term markets over the past two years, waiting for the right time to lock in long-term contracts. Due to historically low spot electricity prices over this period that have ranged from $45 to $55 per megawatt hour, combined with almost no value for capacity sales and other energy products, we have been incurring losses on this power in our income statement. However, we believe that this short-term pain will result in substantial long-term profits which we attempt to explain below.

Most of the North American electricity system is 50 to 70 years old and heavily reliant on coal and natural gas. In the current power price environment, very little investment is being made to replace aging infrastructure and diversify the fuel mix to become more environmentally sustainable. Our belief is that both physical demands and policy initiatives will require reinvestment in new, cleaner supply, primarily in the form of natural gas and renewables. Continued investment in these technologies requires electricity prices to rise and we believe they will settle in the range of $90 to $125 per megawatt hour in 2014 dollars, to justify long-term investment.

Accordingly, we are willing to be patient and wait to enter into long-term contracts near these levels. In the interim, we sold this power in 2012 and 2013 at prevailing market levels which resulted in losses of approximately $100 million in each of those years  (although we recovered approximately two-thirds of these losses through our ownership of BREP). In contrast, with higher power prices in 2014 due to cold weather, the recognition of the need for new capacity, and gas constraints in some markets, we generated a profit that is $70 million ahead of plan in the first quarter of 2014 alone.

To be more specific, the $75 per megawatt hour contract rate that we have guaranteed to BREP is an all in price. We expect to be able to earn $30 per megawatt hour from ancillary products, leaving us with an exposure for the electricity of $45 per megawatt hour. The ancillary revenue is made up of $10 per megawatt hour from capacity payments, $5 per megawatt hour for green credits, and $15 per megawatt hour for the peaking ability of our plants (using our water storage capabilities to allow us to generate and sell electricity during high demand peak hours versus off-peak).

Should we ultimately lock in contracts at $85 per megawatt hour for our electricity component, compared to the our estimated cost of $45 per megawatt hour that we are paying for the electricity, the upside on our 5 million annual megawatt-hours of electricity will translate into approximately $200 million of annual cash flow to Brookfield, which valued at various multiples, should be worth $3 billion to $4 billion to us.

Brookfield Property Partners

Brookfield Property Partners will be fully merged with Brookfield Office Properties during the second quarter. Following this transaction, we estimate that the IFRS appraised value of BPY will be approaching $25 per unit; however our estimate of liquidation value is greater than this. This is because IFRS valuations for properties are typically based on 10 or 20 year discounted cash flows, not current spot auction prices, which are much higher today. Most of the assets that we own can be taken to open auction as we are in total control of this decision, and we frequently recycle capital by selling properties that we consider fully valued when we can obtain premium pricing. If not, we will likely wait until we can. It is these circumstances that result in values of these assets being much higher in the open market compared to IFRS values.

More important than current value is our belief that we can create significant additional value in this business with our global franchise. We believe we can generate a compound return over the next five years of 15% plus, similar to what we achieved over the past 20 years. This will be dependent upon working our assets to enhance cash flows from leasing, attaining our contractual step-ups in rent, and redeveloping and leasing development of properties on plan.

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Furthermore, we believe that there will also be opportunities for us to use this entity to create value over and above our base-case plan. We are never sure when this might occur, but as in past, we intend to be ready to respond to these opportunities.

Summary

We remain committed to being a world-class alternative asset manager, and investing capital for you and our investment partners in high-quality, simple-to-understand assets which earn a solid cash return on equity, while emphasizing downside protection for the capital employed.

The primary objective of the company continues to be generating increased cash flows on a per share basis, and as a result, higher intrinsic value per share over the longer term.

And, while I personally sign this letter, I respectfully do on behalf of all of the members of the Brookfield team, who collectively generate the results for you. Please do not hesitate to contact any of us, should you have suggestions, questions, comments, or ideas you wish to share with us.

J. Bruce Flatt
Chief Executive Officer

May 7, 2014

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